Exhibit 99.19

CONSENT OF EXPERT
March 28, 2024
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Richard Kiel, do hereby consent to the filing of the written disclosure regarding:
(a)The quotation, inclusion or summary of those portions prepared by me of the Technical Report, Skouries Project, Greece, effective January 22, 2022; and
(b)The use of my name in (i) the Annual Information Form for the year ended December 31, 2023 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2023 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-272043), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

/s/Richard Kiel
Richard Kiel, P. E.